222 S. Ninth Street, Suite 2300
Minneapolis, MN 55402
(612) 317-9420
FAX: (612) 317-9434

July 10, 2009

VIA EDGAR AND FEDERAL EXPRESS

David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Dolan Media Company
Form 10-K for the year ended December 31, 2008, filed March 12, 2009, Schedule 14A as of May 15, 2009, filed on April 3, 2009, and Response to Comment Letter, filed June 8, 2009
File No. 001-33603

Dear Mr. Humphrey:

     Set forth below is Dolan Media Company’s (the “Company” or “we”) response to your letter of comment dated June 17, 2009 (the “Second Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2008, which we filed on March 12, 2009 (“Form 10-K”), and the Company’s response (the “First Response”) to your letter of comment dated May 26, 2009, which we submitted on June 8, 2009. The Company’s responses correspond to the captions, headings and paragraph numbers of those comments in the Second Comment Letter (which have been reproduced in italics below). Unless otherwise indicated, capitalized terms used below have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2008

Item 6. Selected Financial Data

Non-GAAP Measures. pages 38-42

1.
The disclosure in your filing and the information contained in your responses to our previous comments 1, 2, 3, and 4 have not proven that the presentations of Adjusted EBITDA, Cash Earnings, and Cash Earnings per Share are more useful than the most comparable GAAP measures. Most of the items excluded from each of these measures appear to fall under the category presented in Question 8 to the FAQ of items that should be discussed in MD&A but not necessarily eliminated in creating a non-GAAP measure. In response to our previous comment 3, you support inclusion of these non-GAAP measures partially in an effort to compare with other companies that have operating strategies that differ from yours. However, the disclosure in your document on the above-referenced pages indicates that you do not believe these measures to be directly comparable to the methods used by your peer companies in calculating similarly named measures. Further, this explanation appears to indicate that you may be attempting to smooth the effects of peer-to-peer differences in operating strategies from your earnings. As such, please remove these non-GAAP measures from your disclosures in future filings.

David R. Humphrey
July 10, 2009

Company response:

We confirm that we will remove our adjusted EBITDA and cash earnings measures from our future filings with the SEC.

2.
As a related matter, Question 8 of the previously referenced FAQ states that companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. We note from your disclosure and responses that your lenders based certain covenants on your calculation of Adjusted EBITDA. Therefore, we would not object to the presentation of Adjusted EBITDA as a liquidity measure. You may include Adjusted EBITDA provided the calculation mirrors that in the debt covenant and such measure is presented as a liquidity measure and reconciled accordingly. However, if you continue to believe Adjusted EBITDA is a performance measure and not a liquidity measure, such measure should be removed from your document in future filings.

Company response:

We confirm that we will remove our adjusted EBITDA measure from our future filings with the SEC.

3.
Finally, as we continue to believe your presentation of cash earnings is inappropriate and should be removed in future filings, please also remove your presentation of cash earnings per share in future filings.

Company response:

We confirm that we will remove our cash earnings measures from our future filings with the SEC.

Financial Statements

Consolidated Statements of Operations, page 84

4.
Refer to your response to our previous comment 5. We continue to believe that the $1.5 million “break up fee” should be included in operating expenses as it is a cost related to acquisitions which is neither unusual nor infrequent in nature. Please revise your financial statements accordingly.

David R. Humphrey
July 10, 2009

Company response:

We confirm that we will re-classify the break-up fee as a separate item of operating expense for the three and nine months ended September 30, 2008, in our Form 10-Q for the periods ending September 30, 2009. This will be the first report where we compare the impact of the break-up fee with our current year operating results because we paid the break-up fee during the quarter ended September 30, 2008. We also intend to disclose in the footnotes to our unaudited condensed consolidated financial statements for the three and nine months ending September 30, 2009, the effect of this reclassification on our unaudited condensed consolidated income statement for the three and nine months ended September 30, 2008.

We conducted an analysis in accordance with SAB 99 and SAB 108, considering both qualitative and quantitative factors, in concluding that we were not required to amend and restate our historical financial statements to reflect the reclassification of the break-up fee. Specifically, we considered the following qualitative factors:

•
We do not believe a reclassification will be material to an investor because the break-up fee was fully transparent in our financial statements and management’s discussion and analysis of financial condition and results of operations in both our Form 10-Q for the three and nine months ended September 30, 2008, and our Form 10-K for the year ended December 31, 2008. Specifically, we disclosed it as a separate item of expense on our income statement, described it in the footnotes to our financial statements and discussed it fully in our management’s discussion and analysis as follows:

Break-up Fee and Other Income (Expense), Net. Break-up fee and other income (expense), net increased by $1.5 million during the three months ended September 30, 2008 as a result of a payment of $1.5 million to the sellers of a business we intended to acquire. We made this payment pursuant to our agreement with such sellers because we were unable to obtain debt financing on terms and timing that were satisfactory to us to close the acquisition.

•
The reclassification of this expense from non-operating to operating would have no impact on our debt covenants because the definition of adjusted EBITDA in our credit agreement excludes these types of non-recurring expenses. Adjusted EBITDA, as defined in our credit agreement, is the key measure in the two financial covenants in our credit agreement. Because this reclassification does not change the calculation of adjusted EBITDA (as defined) for the year ended December 31, 2008, it has no impact on our debt covenants;

•	The reclassification has no impact on the guidance we gave as we did not provide guidance on operating income, operating expenses or operating margin for our 2008 fiscal year;

David R. Humphrey
July 10, 2009

•
The impact of the reclassification would not affect the achievement of analyst expectations as our adjusted EBITDA and earnings per share are the critical measures that analysts use to project our results of operations and because this reclassification would not change either of those measures; and

•
The reclassification would not adversely impact any of the operating income trends disclosed in management’s discussion and analysis of financial condition and results of operations in our Form 10-K for the year ended December 31, 2008 as shown by the following table (dollars in thousands):

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Year Ended	Year Ended
	September	September	September	September	December	December
	30, 2008	30, 2007	30, 2008	30, 2007	31, 2008	31, 2007
Operating Income (as reported)	$7,810	$8,303	$25,765	$24,174	$35,717	$32,175

Operating Income (as adjusted)	$6,310	$8,303	$24,265	$24,174	$34,217	$32,175

Operating Income as a Percent of Revenues (as reported)	16%	22%	20%	22%	19%	21%

Operating Income as a Percent of Revenues (as adjusted)	13%	22%	19%	22%	18%	21%

In our analysis, we have also considered the quantitative impact the reclassification would have on our historical financial statements and we do not believe the reclassification has a material impact on our financial statements. In particular, this reclassification has no impact on our net income, our earnings per share or our adjusted EBITDA and an immaterial impact on our results of operations. For the six quarters prior to the quarter ended September 30, 2008, our selling, general and administrative expenses have ranged, on a quarterly basis, between 37.3% and 43.8% of our total revenues. For the quarter ended September 30, 2008, our selling, general and administrative expenses, as reported, accounted for 39.6% of our total revenues. With the reclassification of the break-up fee, our selling, general and administrative expenses account for 42.7% of our total revenues, within the range for which we have typically seen our selling, general and administrative expenses. In addition, for the year ended December 31, 2008, the break-up fee was less than 1% of our total operating expenses, both on a reported and adjusted basis. For the quarter ended September 30, 2008, the break-up fee was about 3.5% of our operating expenses, both on a reported and adjusted basis. Further, the break-up fee adds only an additional 1.2% to our operating expenses when compared to the year ended December 31, 2007, or an additional 4.7% to our operating expenses for the quarter ended September 30, 2008, when compared to the quarter ended September 30, 2007.

For these reasons and because our disclosure of the nature and reason of this fee in our historical financial statements was transparent, we do not believe we are required to restate our historical financial statements to reflect this reclassification.

David R. Humphrey
July 10, 2009

Note 5 — Goodwill and Finite-life Intangible Assets, page 103

5.
Your response to our previous comment 10 has not provided support for the assignment of a useful life of 30 years to your mastheads and tradenames While you have discussed the reasons why you did not determine them to have an indefinite life, you did not prove that the 30 year life assigned is any more or less representative of the actual expected cash flow than any other term. As such, we reissue the comment. In your response, please support your determination of 30 years as the appropriate useful life of your mastheads and tradenames.

Company response:

We determined that 30 years is a reasonable estimate of the useful life for our mastheads and tradenames by considering the following:

•
The profitability of these mastheads and tradenames is highly dependent upon the advertiser and subscriber customer lists that we acquired with them, which have expected useful lives of 5-11 and 7-14 years, respectively.

•	Many of these mastheads are for specialty publications that serve a specific business need or professional customer.

As we discussed in our previous response, we believed that an appropriate life for these assets was longer than the life of the advertiser and customer lists because we expected the mastheads and tradenames to generate new customers. We also discussed that our publications are dependent, in part, upon the business information needs of our customers and how those customers desire to obtain information that we provide. In concluding that 30 years was a reasonable estimate of the useful life of these assets, we believed that each of the mastheads would continue to generate revenue for at least another generation (which we concluded to be approximately 30 years) as they had been generating revenue for many years prior to our acquisitions of them.

David R. Humphrey
July 10, 2009

As we typically do when we acquire intangible assets in connection with business combinations, we engaged outside valuation experts to assist us in determining the fair value and useful lives of our intangible assets and did conduct such valuations in connection with substantially all of the $12.0 million in mastheads and tradenames on our balance sheet at December 31, 2008.1 These valuations were prepared contemporaneously with the relevant transactions. They confirmed our determination that a reasonable estimate of the remaining useful life of our mastheads and tradenames was 30 years. In concluding this, our outside valuation experts used a variation of the Income Approach known as the Royalty Savings Method to calculate the fair value of our mastheads and tradenames and then discounted this value to its present value equivalent using a rate of return that accounted for the time value of money and the relative risk in the company achieving revenues from the mastheads and tradenames over future periods. In determining the useful lives of these mastheads and tradenames, these experts also considered (1) the overall strength of the mastheads and tradenames in the market, in terms of the market awareness and market share, (2) the length of time that the mastheads and tradenames have been in existence; and (3) the period of time over which the mastheads and tradenames are expected to remain in use. Based on these factors, the experts determined that a 30 year life was a reasonable estimate. These experts also compared the estimated useful life of our mastheads and tradenames to the number of years required to attain 95% of the cumulative present value of the total present value cash flows as projected in the application of the Income Approach described above. Using this method, the outside valuation experts also calculated the remaining useful life of our mastheads and tradenames to be 30 years.

We recognize that the determination of the estimated useful life of our intangible assets, including these mastheads and tradenames, requires us to make estimates and assumptions about these assets, including the period of time over which these assets will generate cash flows based on our operating history. Based on our own SFAS 142 analysis, as supported by these contemporaneous independent valuations, we concluded that 30 years was the appropriate and reasonable life for our mastheads and tradenames and have consistently applied this approach to estimating the useful lives of our mastheads and tradenames.

Exhibits, page 125

6.
We note your response to our prior comment 11 and reissue in part. With respect to the Credit Agreement (Exhibit 10.28) and the First Amendment to Credit Agreement (Exhibit 10.30), please note that all exhibits to material contracts must be filed in full and include all attachments, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. Please refile the Credit Agreement and the First Amendment to Credit Agreement to include all attachments, schedules and exhibits in full with your next Exchange Act filing.

Company response:

We hereby confirm that we will refile the Credit Agreement and the First Amendment to Credit Agreement to include all of the attachments, schedules and exhibits as Exhibits to our Form 10-Q for the quarter ended June 30, 2009.

[1]
As we discussed in our First Response, we acquired most of our mastheads and tradenames (approximately $10.5 million of the $12.0 million in our balance sheet at December 31, 2008) prior to December 31, 2004.

David R. Humphrey
July 10, 2009

Acknowledgement

In connection with responding to the Comment Letter, the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Comment Letter. If you have any questions regarding the Company’s responses, please contact our In-House Counsel, Katie Gettman, at (612) 215-6481 or me at (612) 317-9422.

Very truly yours,

/s/ Scott J. Pollei

Scott J. Pollei
Executive Vice President and Chief Financial Officer

cc:	Katheryn A. Gettman, In-House Counsel, Dolan Media Company Adam R. Klein, Esq., Katten Muchin Rosenman LLP